O’Melveny & Myers LLP	T: +1 212 326 2000
Times Square Tower	F: +1 212 326 2061
Seven Times Square	omm.com
New York, NY 10036

Tobias L. Knapp
D: +1 212-408-2440
tknapp@omm.com

Via EDGAR and E-MAIL

March 8, 2021

David Plattner, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taronis Fuels, Inc.
PREC14A filed on February 26, 2021
File No. 000-56101

Dear Mr. Plattner:

On behalf of Taronis Fuels, Inc., a Delaware corporation (“Taronis” or the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated March 5, 2021 regarding Taronis’s preliminary consent revocation statement filed with the Commission on February 26, 2021 (the “Consent Revocation Statement”). The Company has also revised the Consent Revocation Statement (as revised, the “Revised Consent Revocation Statement”) in response to the Staff’s comments and is filing concurrently with this letter the Revised Consent Revocation Statement, which reflects the revisions set forth below. We have enclosed with this letter a courtesy copy of the Revised Consent Revocation Statement, together with a blacklined copy which compares the Revised Consent Revocation Statement to the Consent Revocation Statement.

For the Staff’s convenience, the Company has reproduced the Staff’s comments in italics followed by the Company’s response. Page references correspond to pages in the Revised Consent Revocation Statement.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

David Plattner

March 8, 2021

General

1.	It has come to our attention that the Company appears to have issued over two million shares during the month of February. A Form 8-K filed by the Company on March 3 discloses the issuance, altogether, of 410,000 shares during the month of February. A Form 8-K filed by the Company on March 4 discloses the issuance of an additional 394,068 shares, though it is unclear whether such shares were issued in late February or early March. Please advise us as to whether all share issuances during February requiring disclosure pursuant to Item 3.02 of Form 8-K have been disclosed.

The Company acknowledges the Staff’s comment and advises the Staff that all share issuances during February requiring disclosure pursuant to Item 3.02 of Form 8-K have been disclosed. As noted in the Staff’s comment, the Company’s Form 8-K filed on March 3, 2021 disclosed 410,000 shares issued in private placements during February. The 394,068 shares issued to holders of certain outstanding warrants that were exercised on or around the same time as the shares disclosed in the Form 8-K filed by the Company on March 3, 2021 were registered under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the Registration Statement on Form S-1 (File No. 333-248517) filed by the Company with the Commission on September 1, 2020 and declared effective on September 9, 2020 (the “Registration Statement”) and the prospectus included in the Registration Statement, as supplemented by the prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act on September 10, 2020. The Company also issued shares to Company employees (other than executive officers) that were not required to be disclosed pursuant to Item 3.02 of Form 8-K because they were issued pursuant to the Company’s Registration Statement on Form S-8 (File No. 333-239026) filed by the Company with the Commission on June 9, 2020, as a one-time non-executive employee retention grant.

2.	Please clearly disclose that fixing a proper record date for the consent solicitation is a matter of dispute between the parties. As it appears that Mr. Wetherald may have a legitimate legal argument that February 12 is the record date for the consent solicitation, please revise conclusory statements such as “[Mr. Wetherald’s consent statement] express[ed] incorrectly that an earlier record date with respect to the consent solicitation had been established” (emphasis added).

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the section entitled “Background of the Consent Solicitation,” and elsewhere in the Revised Consent Revocation Statement similar statements are made, to indicate that there is a dispute between the Company and Mr. Wetherald as to the record date applicable to the consent solicitation.

3.	We note that the Company has yet to hold its first annual meeting, and it does not appear that any annual meeting has been scheduled for 2021. In light of this, please explain how shareholders should interpret the shareholder proposal deadlines set out on page 34. Please also refrain from using the phrase “duly elected” when characterizing your current directors.

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David Plattner

March 8, 2021

The Company acknowledges the Staff’s comment and advises the Staff that (a) the Company has removed references to its current directors being “duly elected” in the Revised Consent Revocation Statement and (b) the Company has revised its description of the shareholder proposal deadline in order to be consistent with SEC Rule 14a-8. The revised disclosure reads as follows:

Pursuant to SEC Rule 14a-8, in order for a shareholder proposal to be considered for inclusion in our proxy statement for the 2022 annual meeting of shareholders, the written proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials and must be received at our principal executive offices at 24980 N. 83rd Avenue, Suite 100, Peoria, AZ 85383, Attention: Corporate Secretary, on or before the date which is 120 days prior to the first anniversary of the date the proxy statement was first released to shareholders in connection with the previous year’s Annual Meeting. However, if the date of the annual meeting changes by more than 30 days from the one-year anniversary of the date of the prior year’s annual meeting, then such proposals must be received a reasonable time before the Company begins to print and send its proxy materials for such annual meeting. The Company has not yet held an annual meeting. As a result, under SEC Rule 14a-8, the Company will accept shareholder proposals to be considered for inclusion in our proxy statement for the 2022 annual meeting of shareholder if such proposal is received by us a reasonable time before we begin to print and send proxy materials for such meeting. ~~The proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in company sponsored proxy materials.~~ If we receive notice after that date of a shareholder’s intent to present a proposal at an annual meeting, we will have the right to exercise discretionary voting authority with respect to such proposal, if presented at the meeting, without including information regarding such proposal in our proxy materials. ~~However, if the date of the annual meeting changes by more than 30 days from the one-year anniversary of the date of the prior year’s annual meeting, then such proposals must be received a reasonable time before the Company begins to print and send its proxy materials for such annual meeting.~~

[. .. .]

In accordance with our Bylaws, in order for a shareholder proposal, including a director nomination, not included in our Proxy Statement to be properly brought before an annual meeting of shareholders, a shareholder’s notice of the matter the shareholder wishes to present must comply with the requirements set forth in our Bylaws, and specifically, must be delivered to our principal executive offices at 24980 N. 83rd Avenue, Suite 100, Peoria, AZ 85383, Attention: Corporate Secretary, not less than 90 nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of shareholders. If the date of the annual meeting of shareholders is advanced by more than 30 days or delayed by more than 30 days from the first anniversary of the date of the prior year’s annual meeting, any such notice must be received not less than 90 nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of shareholders or no later than the 10th day following the day on which public announcement of the date of such meeting is first made by us. The Company has not yet held an annual meeting, and our Bylaws do not explicitly set a deadline for receipt of shareholder proposals to be brought before an annual meeting when no prior annual meeting has been held. Consistent with SEC Rule 14a-8, the Company will allow shareholder proposals not included in our Proxy Statement to be brought before an annual meeting if delivered to our principal executive offices at the address set forth above no later than a reasonable time before we begin to print and send such Proxy Statement.

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David Plattner

March 8, 2021

4.	We note, in various parts of the filing, disclosure regarding the investigation into possible breaches of fiduciary duties by Ms. Thompson and Mr. Welo. Please disclose what the investigation has revealed to this point and when the Company intends to conclude the investigation.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised this disclosure throughout the filing to make clear that the investigation by the Nominating and Corporate Governance Committee of the Board of Directors into possible breaches of fiduciary duties by Ms. Thompson and Mr. Welo concluded on January 26, 2021. The Company respectfully advises the Staff that is has not disclosed in the Revised Consent Revocation Statement any details regarding the substance of the investigation, including its findings and conclusions, to protect the attorney-client privilege and work-product immunity afforded such information.

5.	We note the filing contains multiple characterizations of the fraudulent accounting allegations raised by Ms. Thompson and Mr. Welo as being “unsubstantiated.” Please provide support for such characterization, or remove it.

The Company acknowledges the Staff’s comment and advises the Staff that, although the Company possesses materials that it believes would support the above-referenced statement, the Company has deleted the references in the Revised Consent Revocation Statement to such allegations being “unsubstantiated” in the interest of expediting the resolution of the Staff’s comments while not jeopardizing the attorney-client privilege and work-product immunity protecting such supporting materials and statements from disclosure.

6.	Please provide the consent revocation card in preliminary form.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has included the consent revocation card in preliminary form in the Revised Consent Revocation Statement.

Reasons to Reject the Activist Consent Proposals, page 3

7.	We note the following disclosure on page 3: “The Company has reason to believe that the Nominees will materially alter the Company’s strategic direction to deemphasize investments in and growth of the Company’s proprietary technology, MagneGas, which the Board believes is a market differentiator.” The same statement appears on page iii. Please provide support for this statement.

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David Plattner

March 8, 2021

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised each occurrence of this disclosure.  The Company’s belief that certain of the Nominees intend to materially alter the Company’s strategic direction is supported by prior actions and statements of the Nominees that are included in the revised disclosure.  Those actions and statements include the support expressed by Mr. Welo and Ms. Thompson for the views of the strategic consultant introduced by Mr. Welo at the December 16, 2020 meeting described in the revised disclosure, certain actions taken by Ms. Thompson in her role as Chief Financial Officer that are also described in the revised disclosure, and statements by Mr. Wetherald regarding his outline for Company strategy during the November 2020 meeting that has been added to the “Background of the Consent Solicitation” section in the Revised Consent Revocation Statement.

Based on the support described above, the disclosure referenced in the Staff’s comment has been revised to read as follows:

~~The Company has reason to believe that the Nominees will~~Further, the Company believes, based on the prior actions and statements made by certain of the Activist Group nominees’ that they intend to materially alter the Company’s strategic direction~~to deemphasize investments in and growth of the Company’s~~, including curtailing investment in our proprietary technology, MagneGas~~,~~ (which the ~~Board~~Company believes is a market differentiator and a critical wedge product with the potential to drive revenue growth and market share gains through Taronis’s network of retail stores and regional distributors), and shrinking the Company’s sales network and infrastructure. For example, during a December 16, 2020 meeting with a potential strategic consultant introduced by Mr. Welo, Mr. Welo and Ms. Thompson were highly supportive of the consultant’s proposals to deemphasize investment in Taronis’s proprietary technology and for the potential closure of a number of its retail locations. Additionally, shortly after her appointment as Chief Financial Officer, Ms. Thompson took actions to effect workforce reductions that included termination of the Chief Technology Officer and head of production and that decreased salary for virtually all employees with the technical capabilities for the Company’s intellectual property, including its MagneGas product. During earlier discussions regarding Company strategy in November 2020, Mr. Wetherald presented to Company representatives a plan that promoted acquisitions and a reduction of the Company’s sales network and infrastructure through store closings.

Background of the Consent Solicitation, page 6

8.	We note the following disclosure on page 6: “In connection with Mr. Wetherald’s investment he required the Company to agree to certain additional covenants, including the request to remove the “staggered board” structure.” With a view toward revised disclosure, please explain the meaning of this statement in light of the fact that Mr. Wetherald’s consent solicitation effort, which the Company opposes, includes an attempt to remove the staggered board structure.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has deleted the disclosure in the Revised Consent Revocation Statement.

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David Plattner

March 8, 2021

9.	Conflicting disclosure appears on page 9 with respect to the Schedule 13D amendment filed by Wetherald, Welo and Thomson. Please revise to remove the discrepancies.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure to clarify the discrepancies between the references and descriptions of the amendment to Schedule 13D. The revised disclosure reads as follows:

“On February 16, 2021, Wetherald and Welo filed a Schedule 13D with the SEC, reporting that as of ~~February 8~~ the close of business on February 11, 2021, Wetherald and Welo, collectively, beneficially owned an aggregate of 1,099,999 shares of Common Stock, constituting approximately 17.7% of the shares of Common Stock outstanding and describing the preliminary consent solicitation statement on Schedule 14A. ~~On February 18, 2021, Wetherald and Welo, along with Ms. Thompson, filed an amendment to the Schedule 13D with the SEC, reporting that as of February 24, 2021, Wetherald and Welo and Ms. Thompson, collectively, beneficially owned an aggregate of 1,113,332 shares of Common Stock, constituting approximately 17.9% of the shares of Common Stock outstanding. The Schedule 13D filed by them, as amended, also provided that they “may in the future take such actions with respect to their investment in the [Company] as they deem appropriate including, without limitation, engaging in communications with management and the Board of the [Company], engaging in discussions with shareholders of the [Company] and others about the [Company] and [Wetherald and Welo and Ms. Thompson] investment, making proposals to the [Company] concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters [described in the preliminary consent solicitation statement on Schedule 14A].~~”

[. .. .]

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David Plattner

March 8, 2021

On February 25, 2021, Wetherald and Welo filed an Amendment No. 1 to Schedule 13D with the SEC, reporting that as of the close of business on February 24, 2021, Wetherald and Welo and Ms. Thompson, collectively, beneficially owned an aggregate of 1,113,332 shares of Common Stock, constituting approximately 17.9% of the shares of Common Stock outstanding. The Schedule 13D filed by them, as amended, also provided that they “may in the future take such actions with respect to their investment in the [Company] as they deem appropriate including, without limitation, engaging in communications with management and the Board of the [Company], engaging in discussions with shareholders of the [Company] and others about the [Company] and [Wetherald and Welo and Ms. Thompson’s] investment, making proposals to the [Company] concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters [described in the preliminary consent solicitation statement on Schedule 14A].”

10.	Please disclose the fact that Mr. Mahoney was appointed as interim CFO at the December 18 board meeting.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure to include Mr. Mahoney’s appointing as interim CFO at the December 18th board meeting. The revised disclosure reads as follows:

“On the afternoon of December 18, 2020, the special meeting called by Mr. Welo and Ms. Thompson was convened with full Board present. The Chairman acknowledged allegations shared by Mr. Welo and Ms. Thompson immediately prior to the meeting and noted that good corporate governance and procedure dictated that a special committee of the Board be formed to review all facts and evidence before making a determination regarding the allegations brought against senior management, and similarly, Mr. Welo and Ms. Thompson. The Chairman then put forth a motion proposing to form a special committee to independently investigate the allegations of breach of fiduciary duty and confidentiality brought against Ms. Thompson and Mr. Welo and the allegations brought by Ms. Thompson and Mr. Welo against senior management. The motion was approved to form the special committee with Ms. Thompson and Mr. Welo refusing to participate in the vote and reiterating that they intended to take some unidentified action. The Board also appointed Mr. Mahoney to serve as interim Chief Financial Officer and Treasurer of the Company to fill the vacancy created by Ms. Thompson’s suspension pending the outcome of the independent investigation into the possible breaches of fiduciary and confidentiality by Ms. Thompson.”

The Consent Procedure, page 12

11.	We note the following disclosure on page 12: “Under Section 228 of the Delaware General Corporation Law, the Activist Consent Proposals will become effective if valid, unrevoked consents signed by the holders of a majority of the shares of Common Stock outstanding as of the Record Date, as certified by the independent inspector of election, are delivered to the Company in the manner required by Delaware law within 60 days of the earliest dated consent delivered to the Company. Wetherald and Welo delivered to the Company a signed written consent on February 12, 2021. The Board has set the Record Date at March 4, 2021, which means that valid, unrevoked consents signed by the holders of a majority of the shares of Common Stock outstanding as of the Record Date must be delivered no later than May 3, 2021, which is the date that is 60 days following the Record Date” (emphasis added). The foregoing description appears to be inconsistent. Please revise or advise.

7

David Plattner

March 8, 2021

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure to clarify the time line by which such written consents must be received. The revised disclosure reads as follows:

“Under Section 228 of the Delaware General Corporation Law, the Activist Consent Proposals will become effective if valid, unrevoked consents signed by the holders of a majority of the shares of Common Stock outstanding as of the Record Date, as certified by the independent inspector of election, are delivered to the Company in the manner required by Delaware law within 60 days of the first date on which a consent is delivered to the Company. Wetherald and Welo delivered to the Company a signed written consent on February 12, 2021~~. The Board has set the Record Date at March 4, 2021~~, which means that valid, unrevoked consents signed by the holders of a majority of the shares of Common Stock outstanding as of the Record Date must be delivered no later than ~~May 3~~April 13, 2021, which is the date that is 60 days following the ~~Record Date~~ first date on which a consent was delivered to the Company.”

Our Board of Directors and Governance Matters, page 15

12.	We note the following statement on page 20: “A copy of the Whistleblower Policy will be posted on our website at a future time.” Please provide more specific disclosure regarding the timing of such posting.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure to clarify that its Whistleblower Policy will not be posted on its public website, but rather is distributed among, and remains accessible to, its employees via the Company’s intra-Company employee portal. The revised disclosure reads as follows:

“~~A copy of the Whistleblower Policy will be posted on our website at a future time.~~ The Company’s Whistleblower Policy is distributed among, and remains accessible to, its employees online via the Company’s internal employee website.”

Executive Compensation, page 25

13.	Please fix the formatting in the chart on page 25 so that it clearly discloses Mary Pat Thomson’s compensation for 2020. Also, with respect to her total compensation, please indicate, by way of a footnote or otherwise, that the vast majority of such amount consisted of her stock award compensation, which was cancelled, as footnote 12 reveals.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the formatting of the chart and has otherwise revised the disclosures related to Ms. Thompson’s compensation in the Revised Consent Revocation Statement consistent with the Staff’s comment.

* * * * *

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David Plattner

March 8, 2021

Should you have any questions regarding any of the foregoing, please contact me via phone at (212) 408-2440 or via e-mail at tknapp@omm.com.

We thank the Staff for its time and consideration with respect to this matter.

Very truly yours,

/s/ Tobias L. Knapp
Tobias L. Knapp

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